AGREEMENT PURSUANT TO RULE 17g-1(f)

            This AGREEMENT dated this 27th day of July, 2007 among ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., Integrity Fund of Funds, Inc., and Nebraska Municipal Fund, Kansas Insured Intermediate Fund, Kansas Municipal Fund, Oklahoma Municipal Fund, New Hampshire Municipal Fund, and Maine Municipal Fund Series of Integrity Managed Portfolios and Integrity Small Cap Fund, Integrity Health Sciences Fund, Integrity Technology Fund, Integrity High Income Fund, Integrity Growth & Income Fund, and Integrity All Season Fund Series of The Integrity Funds (sometimes hereinafter referred to as the "Parties").

            WHEREAS, each of the Parties is either a management investment company or a series thereof registered under the Investment Company Act of 1940 (the "1940 Act"); and

            WHEREAS, pursuant to Rule 17g-1 (the "Rule") under the 1940 Act each registered management investment company or a series thereof is required to provide and maintain a bond against larceny and embezzlement by certain officers and employees; and

            WHEREAS, such bond may be in the form of a joint insured bond; and

            WHEREAS, the Parties have heretofore obtained an investment company fidelity bond underwritten by Great American Insurance Company in the form of a joint insured bond;

            NOW, THEREFORE, for and in consideration of the mutual promises hereinafter set forth, the Parties agree as follows:

In the event that recovery is received under the aforementioned bond as a result of a loss sustained by any two or more of the Parties hereto, each of such Parties shall receive an equitable and proportionate share of the recovery but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required under paragraph (d)(1) of the Rule.

            IN WITNESS WHEREOF, the Parties hereto have caused this AGREEMENT to be executed by their respective presidents thereunto duly authorized as of the day and year first above written.

ND TAX-FREE FUND, INC. By : /s/ Robert E. Walstad Robert E. Walstad President	INTEGRITY FUND OF FUNDS, INC.. By : /s/ Robert E. Walstad Robert E. Walstad President
MONTANA TAX-FREE FUND, INC. By : /s/ Robert E. Walstad Robert E. Walstad President
KANSAS MUNICIPAL FUND Series of Integrity Managed Portfolios By : /s/ Robert E. Walstad Robert E. Walstad President	KANSAS INSURED INTERMEDIATE Series of Integrity Managed Portfolios By : /s/ Robert E. Walstad Robert E. Walstad President
NEBRASKA MUNICIPAL FUND Series of Integrity Managed Portfolios By : /s/ Robert E. Walstad Robert E. Walstad President	OKLAHOMA MUNICIPAL FUND Series of Integrity Managed Portfolios By : /s/ Robert E. Walstad Robert E. Walstad President
NEW HAMPSHIRE MUNICIPAL FUND Series of Integrity Managed Portfolios By : /s/ Robert E. Walstad Robert E. Walstad President	MAINE MUNICIPAL FUND Series of Integrity Managed Portfolios By : /s/ Robert E. Walstad Robert E. Walstad President
INTEGRITY HIGH INCOME FUND Series of The Integrity Funds By : /s/ Robert E. Walstad Robert E. Walstad President	INTEGRITY SMALL CAP FUND Series of The Integrity Funds By : /s/ Robert E. Walstad Robert E. Walstad President
INTEGRITY HEALTH SCIENCES FUND Series of The Integrity Funds By : /s/ Robert E. Walstad Robert E. Walstad President	INTEGRITY TECHNOLOGY FUND Series of The Integrity Funds By : /s/ Robert E. Walstad Robert E. Walstad President
INTEGRITY ALL SEASON FUND Series of The Integrity Funds By : /s/ Robert E. Walstad Robert E. Walstad President	INTEGRITY GROWTH & INCOME FUND Series of The Integrity Funds By : /s/ Robert E. Walstad Robert E. Walstad President

JOINT RESOLUTION OF MAJORITIES OF THE BOARDS OF DIRECTORS OF ND TAX-FREE FUND, INC., MONTANA TAX-FREE FUND, INC., AND INTEGRITY FUND OF FUNDS, INC., AND OF THE TRUSTEES OF INTEGRITY MANAGED PORTFOLIOS AND OF THE TRUSTEES OF THE INTEGRITY FUNDS WHO ARE NOT "INTERESTED PERSONS" CONCERNING THE BOND REQUIRED PURSUANT TO RULE 17g-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

            WHEREAS, pursuant to Rule 17g-1 (the "Rule") under the Investment Company Act of 1940 (the "1940 Act"), ND Tax-Free Fund, Inc., Montana Tax-Free Fund, Inc., Integrity Fund of Funds, Inc., and Nebraska Municipal Fund, Kansas Insured Intermediate Fund, Kansas Municipal Fund, Oklahoma Municipal Fund, New Hampshire Municipal Fund, and Maine Municipal Fund Series of Integrity Managed Portfolios and Integrity Small Cap Fund, Integrity Health Sciences Fund, Integrity Technology Fund, Integrity High Income Fund, Integrity Growth and Income Fund, and Integrity All Season Fund Series of The Integrity Funds (jointly referred to hereinafter as the "Funds") are required to provide and maintain bonds against larceny and embezzlement covering each officer and employee of the Funds having access to the Funds' securities or funds either directly or through authority to draw upon such funds or to direct generally the disposition of such securities; and

            WHEREAS, paragraph (b) of the Rule provides that the bond may be in the form of a joint insured bond; and

            WHEREAS, paragraph (d) of the Rule requires that the bond be in such reasonable form and amount as a majority of the Funds' boards of directors who are not "interested persons" of the Funds as defined by Section 2(a)(19) of the 1940 Act shall approve as often as their fiduciary duties require, but not less than once every twelve months, with due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Funds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Funds' portfolios; and

            WHEREAS, paragraph (d)(2) of the Rule provides that a joint insured bond shall be in an amount at least equal to the sum of the total amount of coverage which each of the Funds would have been required to provide and maintain individually pursuant to the schedule provided under paragraph (d)(1) of the Rule had each of the Funds not been named under a joint insured bond; and

            WHEREAS, paragraph (g)(1)(ii) of the Rule requires that the Funds file with the Securities and Exchange Commission within ten days after receipt of an executed joint insured bond or any amendment thereof (a) a copy of the bond, (b) a copy of the resolution of a majority of the board of directors who are not "interested persons" of the Funds approving the amount, type, form, and coverage of the bond and the portion of the premium to be paid by each of the Funds, (c) a statement showing the amount of the single insured bond which each of the Funds would have provided and maintained had they not been named as insureds under a joint insured bond, (d) a statement as to the period for which premiums have been paid, and (e) a copy of each agreement between the Funds and any amendment thereto entered into pursuant to paragraph (f) of the Rule; and

            WHEREAS, paragraph (h) of the Rule requires that each of the Funds designate an officer to make the filings and give the notices required by paragraph (g) of the Rule; and

            WHEREAS, the Funds obtained a rider to their investment company fidelity bond in the form of a joint insured bond underwritten by Great American Insurance Company making the aggregate amount of the bond  $1,875,000 in compliance with the Rule; and

            WHEREAS, the premium, premium tax, and additional reserve premium paid for the rider amount to $6,000.00; and

            WHEREAS, a majority of the boards of directors or trustees who are not "interested persons" of each of the Funds have determined the portion of the $6,000.00 premium to be paid by each of the Funds to be as follows:

ND Tax-Free Fund, Inc.	$ 197.35
Montana Tax-Free Fund, Inc.	291.66
Integrity Fund of Funds, Inc.	186.86
Kansas Municipal Fund	725.19
Nebraska Municipal Fund	382.86
Kansas Insured Intermediate Fund	142.49
Oklahoma Municipal Fund	653.42
Maine Municipal Fund	223.48
New Hampshire Municipal Fund	56.09
Integrity Small Cap Fund	56.76
Integrity Health Sciences Fund	31.94
Integrity Technology Fund	36.96
Integrity High Income Fund	2,317.70
Integrity Growth & Income Fund	592.02
Integrity All Season Fund	105.22
$ 6000.00

            NOW, THEREFORE, BE IT RESOLVED by a majority of the boards of directors and of the trustees of the Funds who are not "interested persons" of the Funds that the amount, type, form, and coverage of the bond and the ratable allocation of the $6000.00 for the premium and the premium tax among the Funds be approved, with due consideration having been given to all relevant factors including, but not limited to, the value of the aggregate assets of the Funds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the Funds' portfolios; and

            BE IT FURTHER RESOLVED that Robert E. Walstad be, and hereby is, designated as the officer authorized to make the filings and give the notices required by paragraph (g) of the Rule on behalf of the Funds.

Dated this 27th day of July, 2007

A MAJORITY OF THE BOARD OF DIRECTORS OF ND TAX-FREE FUND, INC., WHO ARE NOT "INTERESTED PERSONS" By : /s/ Peter A. Quist Peter A. Quist Secretary ND Tax-Free Fund, Inc.	A MAJORITY OF THE BOARD OF DIRECTORS OF MONTANA TAX-FREE FUND, INC., WHO ARE NOT "INTERESTED PERSONS" By : /s/ Peter A. Quist Peter A. Quist Secretary Montana Tax-Free Fund, Inc.
A MAJORITY OF THE BOARD OF DIRECTORS OF INTEGRITY FUND OF FUNDS, INC., WHO ARE NOT "INTERESTED PERSONS" By : /s/ Peter A. Quist Peter A. Quist Secretary Integrity Fund of Funds, Inc.

 A MAJORITY OF THE TRUSTEES OF KANSAS MUNICIPAL FUND SERIES OF INTEGRITY MANAGED PORTFOLIOS WHO ARE NOT "INTERESTED PERSONS"

By :  /s/  Peter A. Quist

     Peter A. Quist
     Secretary
     Kansas Municipal Fund Series of
     Integrity Managed Portfolios

 A MAJORITY OF THE TRUSTEES OF KANSAS INSURED INTERMEDIATE FUND SERIES OF INTEGRITY MANAGED PORTFOLIOS WHO ARE NOT "INTERESTED PERSONS"

By :  /s/  Peter A. Quist

     Peter A. Quist
     Secretary
     Kansas Insured Intermediate Fund
     Series of Integrity Managed Portfolios

 A MAJORITY OF THE TRUSTEES OF NEBRASKA MUNICIPAL FUND SERIES OF INTEGRITY MANAGED PORTFOLIOS WHO ARE NOT "INTERESTED PERSONS"

By :  /s/  Peter A. Quist

     Peter A. Quist
     Secretary
     Nebraska Municipal Fund Series of
     Integrity Managed Portfolios

 A MAJORITY OF THE TRUSTEES OF OKLAHOMA MUNICIPAL FUND SERIES OF INTEGRITY MANAGED PORTFOLIOS WHO ARE NOT "INTERESTED PERSONS"

By :  /s/  Peter A. Quist

     Peter A. Quist
     Secretary
     Oklahoma Municipal Fund Series of
     Integrity Managed Portfolios

 A MAJORITY OF THE TRUSTEES OF MAINE MUNICIPAL FUND SERIES OF INTEGRITY MANAGED PORTFOLIOS WHO ARE NOT "INTERESTED PERSONS"

By :  /s/  Peter A. Quist

     Peter A. Quist
     Secretary
     Main Municipal Fund Series of
     Integrity Managed Portfolios

 A MAJORITY OF THE TRUSTEES OF NEW HAMPSHIRE MUNICIPAL FUND SERIES OF INTEGRITY MANAGED PORTFOLIOS WHO ARE NOT "INTERESTED PERSONS"

By :  /s/  Peter A. Quist

     Peter A. Quist
     Secretary
     New Hampshire Municipal Fund Series of
     Integrity Managed Portfolios

 A MAJORITY OF THE TRUSTEES OF INTEGRITY HIGH INCOME FUND SERIES OF THE INTEGRITY FUNDS WHO ARE NOT "INTERESTED PERSONS"

By :  /s/  Peter A. Quist

     Peter A. Quist
     Secretary
     Integrity High Income Fund Series of
     The Integrity Funds

 A MAJORITY OF THE TRUSTEES OF INTEGRITY SMALL CAP FUND SERIES OF THE INTEGRITY FUNDS WHO ARE NOT

"INTERESTED PERSONS"

By :  /s/  Peter A. Quist

     Peter A. Quist
     Secretary
     Integrity Small Cap Fund Series of
     The Integrity Funds

 A MAJORITY OF THE TRUSTEES OF INTEGRITY HEALTH SCIENCES FUND SERIES OF THE INTEGRITY FUNDS WHO ARE NOT "INTERESTED PERSONS"

By :  /s/  Peter A. Quist

     Peter A. Quist
     Secretary
     Integrity Health Sciences Fund Series of
     The Integrity Funds

 A MAJORITY OF THE TRUSTEES OF INTEGRITY TECHNOLOGY FUND SERIES OF THE INTEGRITY FUNDS WHO ARE NOT "INTERESTED PERSONS"

By :  /s/  Peter A. Quist

     Peter A. Quist
      Secretary
     Integrity Technology Fund Series of
     The Integrity Funds

 A MAJORITY OF THE TRUSTEES OF INTEGRITY GROWTH & INCOME FUND SEREIES OF THE INTEGRITY FUNDS WHO ARE NOT "INTERESTED PERSONS"

By :  /s/  Peter A. Quist

     Peter A. Quist
     Secretary
     Integrity Growth & Income Fund Series of
     The Integrity Funds

 A MAJORITY OF THE TRUSTEES OF INTEGRITY ALL SEASON FUND SERIES OF THE INTEGRITY FUNDS WHO ARE NOT "INTERESTED PERSONS"

By :  /s/  Peter A. Quist

     Peter A. Quist
     Secretary
     Integrity All Season Fund Series of
     The Integrity Funds